United States securities and exchange commission logo





                               July 31, 2023

       Brandon Mintz
       Chief Executive Officer
       Bitcoin Depot Inc.
       3343 Peachtree Road NE
       Suite 750
       Atlanta, GA 30326

                                                        Re: Bitcoin Depot Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 17, 2023
                                                            File No. 333-273287

       Dear Brandon Mintz:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 17, 2023

       General

   1. We note your disclosure that the shares of Class A common stock being offered for resale by the selling
securityholders represent approximately 56.0% of shares of Class A common stock
outstanding of the Company as of July 17, 2023. Please revise your prospectus to disclose:
                                                            The price that each
selling securityholder paid for the shares and warrants being registered for
resale.
                                                            Any differences in
the current trading price, the prices that the Sponsor, private placement
investors, PIPE subscribers, and other selling securityholders acquired their shares and
warrants, and the price that the public securityholders acquired their
 Brandon Mintz
Bitcoin Depot Inc.
July 31, 2023
Page 2
              shares and warrants.
                While the Sponsor, private placement investors, PIPE subscribers, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.
                The potential profit the selling securityholders will earn based on the current trading price.
                The number of shares of Class A common stock that were redeemed in connection with your business combination.
                Appropriate risk factor disclosure.
Cover Page

2. For each of the shares and warrants being registered for resale, please disclose the prices that the selling securityholders paid for such shares and warrants. Risk Factors, page 10

3. We note your disclosure on the cover page that even if the trading price of your Class A common stock is significantly below the offering price of $10.00 per share, certain selling securityholders may still have an incentive to sell shares of Class A common stock, because they purchased the shares at prices lower than the public investors or the current trading price of your Class A common stock. Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase prices of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.
Risks Related to our Management and Employees
Our management team has limited experience managing a public company, page 41

4. Please reconcile your disclosure here that your management team has limited experience managing a publicly traded company, with your disclosure on page 90 that you are led by an experienced management team.
Risks Related to Ownership of Our Securities
The  marketLastNameBrandon
FirstName   price of our Class A common stock may be volatile, page 50
                               Mintz
Comapany
5.     PleaseNameBitcoin    Depot
               revise this risk    Inc.to provide quantitative information
regarding the volatility of
                                factor
July 31,the price
          2023    of your
                Page 2 Class A common stock.
FirstName LastName
 Brandon Mintz
FirstName  LastNameBrandon Mintz
Bitcoin Depot Inc.
Comapany
July       NameBitcoin Depot Inc.
     31, 2023
July 31,
Page  3 2023 Page 3
FirstName LastName
Use of Proceeds, page 64

6. We note the reported sales price of your Class A common stock on July 14, 2023 was
         $3.41 per share, and your statements that given the exercise price of $11.50 per warrant, holders of your public warrants and private placement warrants will be unlikely to exercise their warrants and that it is possible that you may never generate any cash proceeds from the exercise of your warrants. As applicable, please describe here and on the cover page the impact on your liquidity and update throughout your discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 116

7. In light of the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company s liquidity position since the business combination. If the company is likely to have to seek additional capital,
         discuss the effect of this offering on the company   s ability to
raise additional capital.
Sources of Liquidity
PIPE Financing, page 117

8. We note that the amount of PIPE financing proceeds to be released to you or retained by the PIPE subscribers are subject to certain conditions in the PIPE Agreement being satisfied and highly dependent on the value of the Class A common stock, and that the company has potential payment obligations under the PIPE Agreement. Please revise to discuss the risks that this agreement may pose to other holders if you do not receive the
         PIPE financing proceeds or have payment obligations as described therein. For example, discuss how such outcomes would impact the cash you have available for other purposes and to execute your business strategy.
 Brandon Mintz
FirstName  LastNameBrandon Mintz
Bitcoin Depot Inc.
Comapany
July       NameBitcoin Depot Inc.
     31, 2023
July 31,
Page  4 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Lulu Cheng at 202-551-3811 or Sonia Bednarowski at
202-551-
3666 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:      Matthew Pacey